

Connecting Good Growers with Good Workers   GANAZ

The Problem

-$3.1B

In the US alone, the shortage of farmworkers is reducing the annual fruit and vegetable production by 9.5% or $3.1B

The problem

"In every growing region we work in [US, Latin America, Asia and Africa] we are short on labor even though we pay among the best wages."
Executive of Leading Produce Brand

Dangerous working conditions and poverty wages persist alongside a labor shortage. Supervisors, recruiters and labor contractors are compounding the problem with wage theft, extortion, harassment and threats, capitalizing on workers' fear, economic vulnerability and lack of information. Brands and retailers are facing campaigns & litigation about poor working conditions.

The lack of information makes the farm labor market **extremely**



Figure 1: Supply of Full-Time Equivalent Field and Crop Workers, 2002–2014

2002   2014

Supply of full-time equivalent field and crop workers

700K
600K
500K
400K
300K
200K
100K

U.S. Overall   All Areas but the Midwest

Mission: Ganaz builds well-being and prosperity for workers *and* industry by harnessing the power of information exchange to create dignified work, thriving workplaces and healthy communities.

Vision: A world in which the people doing the most difficult and dangerous jobs are provided with safety, dignity and a sustainable livelihood.

We connect employers that need good workers with workers that need good jobs.



In their own words...

"I need a direct communication channel with my workers so that I can detect problems early, demonstrate to my customers that I've resolved them and that I hold myself to high standards. And I wanted to be able to recruit workers directly."

Owner of Leading Produce Brand

"The best way to get growers to improve their labor practices is to show them how they rank vis a vis their peers."

Executive of Leading Produce Brand

"I go work where it is best for me, and that doesn't just mean salary. I also want consistent work, clean bathrooms and supervisors that treat us respectfully."

Worker in WA state that left agriculture for a lumber mill

"All day workers are texting and whatsapping each other to share information about jobs and wages. Sometimes they leave in the middle of a shift if cherries are paying more."

Orchard Manager, WA State

"'Two years ago, the situation got so bad, we were barely keeping our heads above water,' said Gary Wishnatzki, the owner of Wish Farms in Plant City, Florida. That year, despite extensive recruiting, he had only [65%] of the workers he needed. He lost about a fifth of his crop, an event he says cost him hundreds of thousands of dollars. Wishnatzki says that because the situation has not improved since then, he's had to substantially cut back on his active acreage. This year, he's harvesting just 500 acres of strawberries, despite demand for his product rising dramatically."

A Vanishing Breed: How the Decline in U.S. Farm Laborers Over the Last Decade Has Hurt the U.S. Economy and Slowed Production on American Farms

The solution

- Recruit
- Message
- Survey

- Search jobs
- Share jobs
- Provide Feedback
- Network

A platform that connects employers to large numbers of workers to **recruit**, **engage** and **retain** their multilingual workforce at the touch of a button. Workers & brands get **crowdsourced data** so workers can select the best employers and brands can monitor risk.

We can reach 100M+ users worldwide, on farms, fishing vessels, factories and mines



TBD for remote workers



Chat / voice interface for feature phones



20%

50%

30%



App for smartphones

Why will companies pay for this?

- Labor shortages
- Campaigns
- Litigation
- Supply shortages



February 8, 2016

LOCAL FARMWORKERS DISRUPT COSTCO SHAREHOLDERS MEETING

How we will make money

By providing the most cost-effective recruiting solution, we can earn about $2,000 per customer on a typical farm

Grower Recruiting Options

Guest Worker (H-2A)

Housing, transport from Mexico, and recruiting fees



~$1,700 per worker

Farm Labor Recruiter

Management fee of 30%-40% of worker's wages



~$1,000 per worker

 Ganaz

Billed for posting jobs and messaging in app



$50 - $100 per worker

Size of the Market

55,000 potential customers x $2,000 average revenue per customer = $100M+ in the U.S. alone

- The biggest users of farm workers in the US are specialty crops (e.g., citrus, vegetables, berries, apples) with 1.4 million farm worker jobs in total

- There are 55,000 specialty crop farms in the US, with California, Washington, and Oregon hiring 55% of all specialty crop workers

- We can achieve break-even at $800K, or about 400 farms

Leading speciality crop growers





Hannah Freeman

Named a "Rising Star" by the Produce Business Magazine in 2016, Hannah built the Fair Trade produce market in the U.S., working closely with executives from Costco, Driscoll's & Whole Foods. She led the development of innovations like a farmworker hotline. She has an MBA from Portland State University and speaks at thought-leader events like Farm Tank



Sri Artham

A former management consultant at Deloitte specializing in growth strategy, Sri led the Consumer Package Goods division of Fair Trade to 39% annual growth between 2012 and 2016, expanding with large CPGs like Hershey's, Kellogg's, and General Mills. He has an MBA from INSEAD and a degree in Systems Design Engineering from the University of Waterloo.

ADVISOR	ADVISOR	BOARD CHAIR	BOARD MEMBER	ADVISOR
Chris Himes Former Senior Vice President, Salesforce.com	**Rebekah Bastian** Vice President of Product, Zillow	**Mary Jo Cook** CEO, Pacific Community Ventures	**Matt Rogers** Sr. Global Produce Coordinator, Whole Foods Market	**Shashi Buluswar** CEO, Institute for Transformative Technologies



Milestones

January
User interviews in US & Mexico; sketches & feedback from users

May-June
Testing & iteration in WA & OR

July - Sept
Grow user base in CA & WA

Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sept | Oct | Nov | Dec

April
Minimum viable product built and ready for testing

August
Raise pre-seed/angel round

Late 2017
Raise seed funding to scale across US & Mexico

Early Success Stories



"We got 5 people from [Ganaz] today and sounds like more tomorrow. They are working out great so far. I see the Ganaz app as a way to connect … us, creating a mutually beneficial and hopefully lasting relationship."
- Owner, Blueberry & Pear Grower, Hood River, Oregon.

"That's great that our company can message us about where and when we're working in the morning. And what I really like is these other job listings so I can search for work when tomato season ends."
- Tomato worker, Coalinga, California.



"Once you start charging money, I'll be your best customer. I need people all the time."
- Owner, Apple & Pear Orchard and Juice Brand, Hood River, OR

"Let's discuss the wage comment brought by Hannah. Depending on our night labor supply, we may need one last push of a wage increase to push us over the line."
- Director of HR, Grower/Packer/Recruiter, Bingen, WA

Thank you!

hannah@ganazapp.com 541-490-4120
sri@ganazapp.com 415-359-3797






Appendix

Smartphone usage

Smartphone use jumped 76% between 2013 and 2015 in emerging economies



Adult internet users*
Adults who report owning a smartphone
87%
Advanced economies' median
68%
45
47
54
Emerging/developing economies' median
21
28
37
2013
2014
2015
2013
2014
2015

Percent of adults who report owning a smartphone



Germany 60
Poland 41
Russia 45
Canada 67
UK 68
Ukraine 27
France 49
U.S. 72
Spain 71
Turkey 59
Japan 39
Italy 60
China 58
Pakistan 11
South Korea 88
Burkina Faso 14
India 17
Vietnam 35
Mexico 35
Venezuela 45
Senegal 19
Philippines 22
Ethiopia 4
Malaysia 65
Lebanon 52
Ghana 21
Uganda 4
Kenya 26
Nigeria 28
Indonesia 21
Brazil 41
Tanzania 11
Peru 25
Jordan 51
Australia 77
South Africa 37
Chile 65
Israel 74
Palest. ter. 57
Argentina 48
LESS SMARTPHONE OWNERSHIP
0
20
40
60
80
100%
MORE SMARTPHONE OWNERSHIP
43%
GLOBAL MEDIAN
No Data

Note: Percentages based on total sample.

Source: Spring 2015 Global Attitudes survey. Q71 & Q72.

PEW RESEARCH CENTER

What will drive growth?



Workers share job info with peers

Employers push workers to use app for better communication, data on performance and to re-recruit

Brands require employers join to monitor supply chain

Employer word of mouth

Alternative to code of conduct audits















Competitive Landscape

CSR Risk Management via IVR worker surveys

awaaz.de

Laborlink by Good World Solutions

LABORVOICES

Job search & recruiting for low wage, low literacy populations

Animo! Campesino SOS

CIERTO - an initiative of the UFW (no website)

Contratados.org

babajob

White Space

Scalable & integrated recruitment, employee feedback, and day-to-day communications for multilingual workforces

Verisk Analytics SERVE | ADD VALUE | INNOVATE

RCS GLOBAL Making Sure.

SOURCE INTELLIGENCE

iPoint

Assent Risk Management

CSR Risk Management via Macro Indicators

redeapp

Till

ez texting

Employer to worker messaging services

LinkedIn

glassdoor

TaskRabbit

Job search for white collar and/or fully literate